FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2009

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3126 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

São Paulo, Brazil, May 12, 2009 – Grupo Pão de Açúcar – (BOVESPA: PCAR4; NYSE: CBD) announces its results for the 1st quarter of 2009 (1Q09). The Company’s operating and financial information includes the accounting changes introduced by Law 11.638/07 and is presented on a consolidated basis and in Reais, pursuant to Law 6.404. All comparisons are with the first quarter of 2008 (1Q08), except where stated otherwise. Financial figures referring to the four months of 2009 are preliminary and unaudited.

Reported net income increases 185.5% in the quarter or 27.3% on a pro-forma (comparable) basis

• Gross sales totaled R$ 5,291.3 million in the first quarter, while net sales came to R$ 4,641.4 million, respective year-on-year growth of 6.0% and 9.4% . In the first fourth months, gross sales amounted to R$ 7,277.8 million and net sales stood at R$ 6,396.2 million, up by 10.6% and 13.9%, respectively, exceeding the Company’s expectations.

• Under the same-store concept, gross sales recorded year-on-year growth of 4.6% in 1Q09, while net sales moved up 7.9% . In the year through April, gross sales climbed by 9.2% year-on-year, or 3.3% when deflated by the IPCA - General Consumer Price Index, higher than in 2008 and an excellent performance given the current economic scenario.

• Still under the same-store concept, sales of non-food items increased by 9.7% in the quarter, while food products recorded growth of 3.1% . In the first four months, same-store food product sales moved up 8.6% while non-food products grew by 11.1% .

• Another 1Q09 highlight was the 120 bps year-on-year decline in total operating expenses to 18.6% of net sales.

• Reported EBITDA totaled R$ 312.3 million, 14.1% up year-on-year, accompanied by an EBITDA margin of 6.7% .

• Sendas Distribuidora recorded an EBITDA margin of 7.2%, higher than in 1Q08, and a significant result given the absence of Easter in the quarter and the impact of the financial crisis on the economy.

• FIC generated equity income of R$3.9 million in the first quarter, higher than the result for the full year of 2008, underlining the Group’s efforts to seek opportunities and growth in the non-food segment.

• Reported net income totaled R$ 94.9 million, a hefty 185.5% up year-on-year. The net margin stood at 2.0%, a substantial improvement over the 0.8% recorded the year before. Compared to 1Q08 pro-forma figure, net income moved up 27.3% .

Financial and Operating Highlights

(R$ million)(1)	1Q09	1Q08	Chg. %

Gross Sales	5,291.3	4,990.8	6.0%
Net Sales	4,641.4	4,244.1	9.4%
Gross Profit	1,176.2	1,112.6	5.7%
Gross Margin - %	25.3%	26.2%	-90 bps(2)
Total Operating Expenses	863.9	838.8	3.0%
% of Net Sales	18.6%	19.8%	-120 bps(2)
EBITDA	312.3	273.7	14.1%
EBITDA Margin - %	6.7%	6.5%	20 bps(2)
Net Income	94.9	33.2	185.5%
Net Margin - %	2.0%	0.8%	120 bps(2)
(1) Totals may not tally as the figures are rounded off
(2) basis points

Grupo Pão de Açúcar operates 600 stores, 75 gas stations and 145 drugstores in 14 states and the Federal District and recorded gross sales of R$ 20.9 billion in 2008. The Group’s multi-format structure comprises supermarkets (Pão de Açúcar, Extra Perto, CompreBem and Sendas), hypermarkets (Extra), electronics/household appliance stores (Extra-Eletro), convenience stores (Extra Fácil), ‘atacarejo’ (wholesale/retail) (Assai), e-commerce operations (Extra.com.br and Pão de Açúcar Delivery), gas stations and drugstores, as well as an extensive distribution network. The Group maintains differentiated consumer service and is strongly positioned in the country’s main markets.

Operating Performance

The numbers related to the Group’s operating performance presented and commented on below refer to the consolidated figures, which include the entire operating results of Sendas Distribuidora (a joint venture with the Sendas chain in Rio de Janeiro) and Assai (a joint venture with Atacadista Assai in São Paulo).

The figures below also include the accounting changes introduced by Law 11.638/07, except where otherwise indicated, accompanied by comments on the pro-forma results, which exclude restructuring costs of R$ 23.0 million in the first quarter of 2008.

Sales Performance
Gross same-store sales move up 4.6% year-on-year in 1Q09
and 9.2% year-on-year in the first four months.

(R$ million)(1)	1Q09	1Q08	Chg. %
Gross Sales	5,291.3	4,990.8	6.0%
Net Sales	4,641.4	4,244.1	9.4%
(1) Totals may not tally as the figures are rounded off

Gross sales totaled R$ 5,291.3 million in 1Q09, 6.0% up on 1Q08, while net sales grew by 9.4% to R$ 4,641.4 million. In same-store terms, gross sales recorded a nominal increase of 4.6%, while net sales moved up by 7.9% . This performance was adversely affected by two calendar effects. Firstly, Easter fell in the second quarter this year, not the first quarter as in 2008; and secondly, February contained one less day than last year.

In the first four months, gross sales totaled R$ 7,277.8 million, while net sales stood at R$ 6,396.2 million, up by 10.6% and 13.9%, respectively, year-on-year (preliminary unaudited figures), exceeding the Company´s expectations. Under the same-store concept, gross sales climbed by 9.2%, or 3.3% in real terms, i.e. deflated by the IPCA- General Consumer Price Index1, higher than in 2008, an excellent performance given the current economic scenario.

Gross same-store sales of food products moved up by 8.6% year-on-year in the first four months, led by the beverage and personal care & household cleaning product categories. The food segment’s continuing strong performance confirms that there have been no significant changes in consumer purchasing habits.

Gross same-store sales of non-food products climbed by 11.1% in the first four months, led by the general merchandise and drugstore categories, whose growth outpaced the non-food average. It is worth noting that since February, the Group has done exceptionally well in the non-food segment, especially in the electronics/household appliance, general merchandise and drugstore categories, all of which posted double-digit same-store growth.

This performance was due to the adoption of a successful commercial strategy, executed through the combination of aggressive promotional offers and a correct product mix. The Group also continued to record a period increase in the average ticket, accompanied by higher customer traffic.

In terms of format, the 4M09 sales leaders were Pão de Açúcar, Extra (especially in the Northeast), Extra Fácil and Assai, all of which recorded gross sales growth equal to or higher than the Company average, and e-commerce (Extra.com.br and Pão de Açúcar Delivery) which reported year-on-year growth of more than 50%.

(1) Like ABRAS (the Brazilian Supermarket Association), the Company has adopted the IPCA – General Consumer Price Index as its inflation indicator, rather than the food component of the IPCA Index, for the following reasons: (i) product incompatibility (the food component of the IPCA basket is not representative of the Company’s entire product and brand mix (e.g. it does not include personal care and household cleaning products); (ii) family profiles (product weight in the food index is determined by the POF (Family Budget Survey), which considers families earning between one and 40 minimum wages per month (e.g. rice represents 3.61% of the food IPCA, but only 1.30% of GPA’s food sales); and (iii) the importance of channels and regions (the weight of regions/sales channels in the food component of the IPCA is out of step with GPA’s).

Gross profit moves up 5.7% in the quarter,
Despite the narrower gross margin, gross profit registered growth in the period

(R$ million)(1)	1Q09	1Q08	Chg. %
Gross Profit	1,176.2	1,112.6	5.7%
Gross Margin - %	25.3%	26.2%	-90 bps(2)
(1) Totals may not tally as the figures are rounded off
(2) basis points

First-quarter gross profit totaled R$ 1,176.2 million, 5.7% up year-on-year, accompanied by a gross margin of 25.3%, down by 90 bps, due to the following factors:

(i) the change in the way ICMS (state VAT) is collected as of the second quarter of 2008, especially in the state of São Paulo, which provoked an increase in the cost of goods sold and in net revenue, given that ICMS was no longer booked under sales taxes, but under COGS. This reduced the gross margin by around 50 bps over 1Q08;

(ii) the increased share of the Assai banner, which accounted for 8.3% of the Group’s gross sales in 1Q09, versus 6.2% in the same period the year before. Assai’s margins are lower than those of the Group and the increase in its share of sales contributed a negative 20 bps to the overall gross margin;

(iii) the maintenance of a successful commercial strategy in 1Q09 that combined aggressive promotions with a correct product mix. This reduced the gross margin by around 20 bps.

Operating Expenses
Reduction of 120 bps in percentage-of-net-sales terms despite the absence of Easter

(R$ million)(1)	1Q09	1Q08	Chg. %
Selling Expenses	712.5	694.4	2.6%
Gen. Adm. Expenses	151.4	144.5	4.8%

Total Operating Expenses	863.9	838.8	3.0%
% of Net Sales	18.6%	19.8%	-120 bps(2)
(1) Totals may not tally as the figures are rounded off
(2) basis points

First-quarter total operating expenses (selling, general and administrative expenses) amounted to R$ 863.9 million, 3.0% up year-on-year and equivalent to 18.6% of net sales, 120 bps down on 1Q08. It is worth noting that taxes and charges were booked under selling expenses as of 1Q09.

In addition, the 1Q08 operating results were affected by restructuring expenses totaling R$ 23.0 million, R$ 8.7 million of which from selling expenses and R$ 14.3 million from G&A expenses. Excluding this effect, operating expenses would have increased by 5.9% year-on-year.

The percentage-of-net-sales improvement was due to the continuation of the new management model adopted by the Company in 2008, focused on a comprehensive review and streamlining of processes, consistent control over expenses and adjustment of the organizational structure.

EBITDA of R$ 312.3 million in the quarter

(R$ million)(1)	1Q09	1Q08	Chg. %
EBITDA	312.3	273.7	14.1%
EBITDA Margin - %	6.7%	6.5%	20 bps(2)
(1) Totals may not tally as the figures are rounded off
(2) basis points

First-quarter EBITDA totaled R$ 312.3 million, 14.1% up on the reported 1Q08 result. Growth came to 5.2% over pro-forma 1Q08 figure, which excludes the restructuring expenses recorded the year before.

Although the Company recorded a lower gross margin in the period, the combination of sales growth and stricter control over expenses led to an upturn both in EBITDA margin and in absolute terms (cash margin) over 1Q08.

First-quarter operating results were in line with the strategy adopted by the Group since the beginning of 2008 and the budget defined for the period, aimed at pursuing a balance between sales growth and profitability, as well as retaining strict control over expenses. The Company’s EBITDA margin, without the impact of Assai, would have come to 7.2% .

Financial Result
Net financial result negative by R$ 71.2 million in the quarter

(R$ million)(1)	1Q09	1Q08	Chg. %
Financ. Revenue	66.0	68.9	-4.2%
Financ. Expenses	(137.2)	(133.0)	3.2%

Net Financial Income	(71.2)	(64.1)	11.1%
(1) Totals may not tally as the figures are rounded off

The Group’s net financial result stood at R$ 71.2 million negative (negative R$ 64.1 million in 1Q08), chiefly due to the following below factors:

(R$ million)(1)	1Q09	1Q08	Chg. %
(i) Debt Expenses	(70.3)	(67.6)	(2.7)
(i) Receivables Fund	(25.5)	(21.5)	(4.0)
(ii) Cash Returns	32.1	20.2	11.9
(iii) Mark to market	9.2	0.8	8.4
(iv) Restatement of Assets and Liabilities	(28.6)	(20.4)	(8.2)
(iv) Other Financial Revenues (Expenses)	11.9	24.4	(12.5)

Net Financial Result	(71.2)	(64.1)	(7.1)
CDI	2.9%	2.6%
(1) Totals may not tally as the figures are rounded off

(i) Debt Expenses and Receivables Fund (negative variation of R$ 6.7 million). The higher period CDI rate, although partially offset by a decline in the average gross debt in the quarter, led to an increase in funding costs.

(ii) Cash Returns (positive variation of R$ 11.9 million) due to the higher average cash position and the increase in the CDI rate.

(iii) Mark to market (positive variation of R$ 8.4 million) of the Company’s financial instruments, following the accounting changes introduced by Law 11.638/07.

(iv) Restatement of Assets and Liabilities and Other Revenue/Expenses (negative variation of R$ 20.7 million) mainly due to an increase in the restatement of contingencies generated by the higher CDI rate in the period. Other Revenue/Expenses also recorded a decline due to reduced revenue from interest-bearing installment sales and a reduction in capitalized interest due to the lower period CAPEX.

Thanks to the cash reinforcement measures adopted in 2008, together with the ongoing drive to optimize expenses and investments and maintain control over working capital, the Group recorded an even more solid capital structure in 1Q09, with a reduction in net debt and an increase in cash flow, leading to a net debt-to-EBITDA ratio of 0.90x.

The Company reaffirms its commitment to maintain its conservative policy of not assuming exchange risks and/or derivative arbitrage in funding and investment transactions.

It is important to point out that the end-of-1Q09 cash position is strongly impacted by the seasonality of working capital in the first quarter, given that the Group disburses its payments for the high volume of Christmas purchases in this period. From April on, this working capital pressure is reversed and the Company’s cash position gradually returns to the levels recorded in December 2008. In the 1Q09, the inventories were also impacted by the calendar effect (Easter).

Equity Income
Result reflects FIC’s strategy in private label and co-branded cards

With a 13.8% share of the Group’s sales in 1Q09, FIC (Financeira Itaú CBD) generated equity income of R$ 3.9 million, higher than the result for the entire year of 2008.

FIC closed the quarter with 6.1 million clients, 8.8% more than in 1Q08, and a receivables portfolio of R$ 1.6 billion. This performance was due to a stringent credit granting policy, ensuring one of the lowest default ratios in the market, in addition to a differentiated positioning vis-à-vis its peers.

Thanks to the creation of differentials to encourage the use of private label and co-branded cards, the current business focus, the private label and co-branded base grew by 13.2% year-on-year, closing the quarter at 5.2 million cards. These differentials included the creation of exclusive benefits and advantages for card holders (advantage club), including special promotions. We expect to increase the share of insurance and financial services in FIC’s revenue in the coming quarters.

Minority Interest: Sendas Distribuidora
EBITDA margin of 7.2% in 1Q09

The table below and the comments on Sendas Distribuidora’s operating performance do not include the stores converted into Assai in 4Q08. The results of Assai’s operational stores in Rio de Janeiro will be discussed in the section on Assai Atacadista.

SENDAS - Financial and Operating Highlights
excluding Assai stores in Rio de Janeiro
(R$ million)(1)	1Q09	1Q08	Chg.%
Gross Sales	832.7	853.3	-2.4%
Net Sales	729.3	744.1	-2.0%
Gross Profit	200.8	205.2	-2.2%
Gross Margin - %	27.5%	27.6%	-10 bps (2)
Total Operating Expenses	148.1	152.5	-2.9%
% of Net Sales	20.3%	20.5%	-20 bps (2)
EBITDA	52.7	52.7	0.0%
EBITDA Margin - %	7.2%	7.1%	10 bps (2)
Net Income	5.0	4.3	16.6%
Net Margin - %	0.7%	0.6%	10 bps (2)
(1) Totals may not tally as the figures are rounded off
(2) basis points

Sendas Distribuidora recorded gross sales of R$ 832.7 million in the first quarter, equivalent to 15.7% of the Group’s total gross sales. Net sales totaled R$ 729.3 million, despite the unfavorable calendar effect in 2009, with Easter falling in the second quarter and February being a day shorter, as mentioned before in the sales performance section.

The gross margin stood at 27.5%, virtually identical to 1Q08, and gross profit totaled R$ 200.8 million, also showing no change, despite the absence of Easter.

Operating expenses (selling, general and administrative expenses) represented 20.3% of net sales, lower than the 20.5% recorded in the same period the year before as a result of the ongoing efforts to control and rationalize expenses.

The EBITDA margin stood at 7.2%, slightly higher than in 1Q08 and an exceptional figure given the absence of Easter in the quarter and the impact of the financial crisis on the economy. This result was due to the ongoing operational improvements since mid-2007, when the turnaround began, based on the constant control over expenses and the company’s strategic repositioning (operational clusterization, backed by competitive prices and a product assortment more appropriate to the region).

Net income totaled R$ 5.0 million in the first quarter, giving a negative minority interest of R$ 2.1 million.

Minority Interest: Assai Atacadista
Gross margin grew by 30 bps year-on-year

ASSAI - Financial and Operating Highlights

	1Q09	1Q09	1Q09
	São Paulo	Rio de	Consolidated	1Q08	Chg.%
(R$ million)(1)	and Ceará	Janeiro
Gross Sales	407.0	33.8	440.8	307.3	43.5%
Net Sales	362.3	30.1	392.4	263.9	48.7%
Gross Profit	48.3	4.7	53.0	34.8	52.6%
Gross Margin - %	13.3%	15.6%	13.5%	13.2%	30 bps(2)
Total Operating Expenses	43.8	10.4	54.2	28.9	87.6%
% of Net Sales	12.1%	34.6%	13.8%	10.9%	290 bps(2)
EBITDA	4.6	(5.7)	(1.1)	5.9
EBITDA Margin - %	1.3%	-19.0%	-0.3%	2.2%	-250 bps(2)
Net Income	0.4	(3.5)	(3.2)	2.6
Net Margin - %	0.1%	-11.8%	-0.8%	1.0%	-180 bps(2)
(1) Totals may not tally as the figures are rounded off
(2) basis points

Assai’s consolidated gross sales, including the stores in São Paulo, Ceará and Rio de Janeiro, totaled R$ 440.8 million in the first quarter, 43.5% up year-on-year, while net sales stood at R$ 392.4 million. Gross profit totaled R$ 53.0 million, up by 52.6%, accompanied by a gross margin of 13.5%, also higher than in the same period the year before.

Operating expenses came to R$ 54.2 million impacted by the opening of new stores, representing 13.8% of net sales, as a result of higher expenses from advertising, personnel, utilities and third-party services. Consequently, EBITDA was R$ 1.1 million negative, with a negative margin of 0.3%

This result also reflects investments in price competitiveness aimed at gaining market share, in line with the Company’s strategy and expectations. It is worth noting that these figures were strongly impacted by the opening of new stores and the conversion of existing stores to the Assai format, especially in Rio de Janeiro, which is a highly competitive market. The increased number of Assai stores was in line with the strategy of building the brand’s image in new markets (Rio de Janeiro and Ceará). Although these initiatives led to substantial period sales growth, it is worth stressing that the sales of the new and converted stores have not yet reached maturity, when expenses will be more diluted.

As a result of all the above, Assai’s recorded a net loss of R$ 3.2 million in 1Q09, giving a positive minority interest of R$ 1.4 million.

Net Income
Net income grows by 185.5% in the quarter

(R$ million)(1)	1Q09	1Q08	Chg. %
Net Income	94.9	33.2	185.5%
Net Margin - %	2.0%	0.8%	120 bps(2)
(1) Totals may not tally as the figures are rounded off
(2) basis points

The Company posted a 1Q09 net income of R$ 94.9 million, a hefty 185.5% up on reported net income in 1Q08. It is worth noting that this increase was achieved even with the absence of Easter in the period, differently from what happened in the 1Q08. This performance was achieved thanks to sales growth and consistent control over expenses, which substantially improved the Company’s operating performance.

It is worth remembering that 1Q08 net income was impacted by restructuring expenses of R$ 23.0 million. Furthermore, despite the application of Law 11.638/07, 1Q08 net income still included amortization of goodwill, as shown in the table below:

(R$ million)(1)	1Q09	1Q08	Chg. %
Net Income	94.9	33.2	185.5%
Restructuring Costs(2)		17.2
Amortization of Goodwill(2)	-	24.1	-

Adjusted Net Income	94.9	74.5	27.3%
(1) Totals may not tally as the figures are rounded off
(2) Net of Income Tax

Considering the impact of the abovementioned factors, 1Q08 adjusted net income, in comparable basis, totaled R$ 74.5 million. Therefore, 1Q09 net income would have increased by 27.3% year-on-year compared to the adjusted figure.

Investments
Group invested R$ 100.3 million in 1Q09

At the beginning of 2009, the Company decided to adopt a conservative investment policy in order to develop a better understanding of the impacts of the global financial crisis on Brazil’s economy and the Group’s results. Consequently, the Company invested R$ 100.3 million in 1Q09, versus R$ 123.8 million in 1Q08.

The main highlights of the quarter were:

  R$ 29.2 million in the opening and construction of new stores;
  R$ 25.5 million in store renovation;
  R$ 45.6 million in infrastructure (technology and logistics) and others.

The funds were allocated to: (i) the opening of five new Extra Fácil stores; (ii) the conversion of two Sendas stores and one Extra Hipermercado, in Rio de Janeiro, in addition to one CompreBem store in São Paulo into Assai formet, to be inaugurated in 2Q09. Conversion of one CompreBem into an ExtraPerto store, also to be inaugurated in 2Q09; and (iii) store remodeling.

In 2009, drugstores and gas stations began to be categorized as Business Units instead of complementary units due to their expansion opportunities.

This year, the Company will prioritize investments in:

i) the opening of stores in the Assai and Extra Fácil formats;

ii) IT and logistics;

iii) the acquisition of strategic sites.

In addition, the Group remains alert to any market opportunities that may arise, but will only carry out store openings if they are consistent with the strategic plan, generate returns or leverage the return on invested capital and have synergies with the existing business, in line with the Company's investment policy.

Consolidated Income Statement Based on Law 11.638/07 (R$ thousand)
Reported

		1st Quarter

	2009	2008	%

Gross Sales Revenue	5,291,316	4,990,848	6.0%
Net Sales Revenue	4,641,444	4,244,090	9.4%
Cost of Goods Sold	(3,465,250)	(3,131,526)	10.7%
Gross Profit	1,176,194	1,112,564	5.7%
Selling Expenses	(712,535)	(694,360)	2.6%
General and Administrative Expenses	(151,351)	(144,456)	4.8%
Total Operating Expenses	(863,886)	(838,816)	3.0%
Operating Income before Depreciation and
Financial Revenue (Expenses) - EBITDA	312,308	273,748	14.1%
Depreciation	(109,310)	(145,180)	-24.7%
Operating Income before Taxes and
Financial Revenue (Expenses) - EBIT	202,998	128,568	57.9%
Financial Revenue	66,012	68,883	-4.2%
Financial Expenses	(137,202)	(132,978)	3.2%
Net Financial Income (Expenses)	(71,190)	(64,095)	11.1%
Equity Income (Loss)	3,914	1,227	219.0%
Result from Permanent Assets	(367)	(3,040)	-87.9%
Income Before Income Tax	135,356	62,660	116.0%
Income Tax	(35,262)	(22,093)	59.6%
Income Before Minority Interest	100,094	40,567	146.7%
Minority Interest	(786)	(3,743)	-79.0%
Income Before Profit Sharing	99,308	36,824	169.7%
Employees' Profit Sharing	(4,449)	(3,600)	23.6%
Net Income	94,859	33,224	185.5%
Net Income per share	0.4039	0.1454	177.7%
# of shares (in thousand) - ex shares held in treasury	234,879	228,429

% of net sales	1Q09	1Q08

Gross Profit	25.3%	26.2%
Selling Expenses	-15.4%	-16.4%
General and Administrative Expenses	-3.3%	-3.4%
Total Operating Expenses	-18.6%	-19.8%
EBITDA	6.7%	6.5%
Depreciation	-2.4%	-3.4%
EBIT	4.4%	3.0%
Net Financial Income (Expenses)	-1.5%	-1.5%
Result from Permanent Assets	0.0%	-0.1%
Income Before Income Tax	2.9%	1.5%
Income Tax	-0.8%	-0.5%
Minority Interest/Employees' Profit Sharing	-0.1%	-0.2%
Net Income	2.0%	0.8%

Consolidated Balance Sheet - Based on Law 11.638 (R$ thousand)

ASSETS	03/31/2009	12/31/2008

Current Assets	5,616,237	5,652,476
Cash and banks	149,124	263,910
Marketable securities	1,083,095	1,361,702
Credit	337,024	536,489
Credit sales with post-dated checks	11,146	22,267
Credit cards	272,906	416,443
Sales vouchers and others	61,530	108,299
Allowance for doubtful accounts	(8,558)	(10,520)
Resulting from commercial agreements	343,238	356,962
Accounts receivable - FIDC	1,016,510	983,477
Inventories	1,897,617	1,570,863
Recoverable taxes	378,451	322,368
Deferred income tax and social contribution	205,913	94,358
Prepaid expenses and others	205,265	162,347
Noncurrent Assets	7,754,012	7,893,717
Long-Term Assets	2,104,749	2,260,617
Trade accounts receivable	370,367	374,618
Recoverable taxes	261,056	283,861
Deferred income tax and social contribution	896,509	1,035,716
Amounts receivable from related parties	269,512	276,472
Judicial deposits	271,120	250,595
Expenses in advance and others	36,185	39,355
Investments	117,823	113,909
Property and equipment	4,830,723	4,859,481
Intangible assets	700,717	659,710

TOTAL ASSETS	13,370,249	13,546,193

LIABILITIES	03/31/2009	12/31/2008

Current Liabilities	3,532,461	3,417,995
Accounts payables to suppliers	2,215,420	2,409,501
Loans and financing	728,383	300,580
Recallable fund quotas - FIDC	-	-
Debentures	6,984	36,861
Payroll and related charges	180,014	224,103
Taxes and social contributions payable	84,771	110,234
Dividends proposed	64,429	67,994
Financing for purchase of fixed assets	45,942	45,747
Rents	39,296	42,130
Others	167,222	180,845
Long-Term Liabilities	4,236,740	4,616,207
Loans and financing	947,965	1,369,386
Recallable fund quotas - FIDC	959,200	930,849
Debentures	778,079	777,868
Taxes payable in installments	188,085	200,827
Provision for contingencies	1,269,356	1,244,125
Others	94,055	93,152

Minority Interest	105,060	104,275

Shareholder's Equity	5,495,988	5,407,716
Capital	4,439,816	4,450,725
Capital reserves	578,945	574,622
Revenue reserves	477,227	382,369

TOTAL LIABILITIES	13,370,249	13,546,193

Consolidated Cash Flow - Based on Law 11.638 (R$ thousand)

	March 31st

Cash flow from operating activities	2009	2008

Net income for the period	94,858	33,224
Adjustment to reconcile net income
Deferred income tax	28,792	14,539
Residual value of permanent asset disposals	2,107	3,046
Depreciation and amortization	109,310	145,180
Interest and monetary variation	103,717	104,637
Equity Income results	(3,914)	(1,227)
Provision for contingencies	10,185	35,045
Provisions for fixed assets write-off and losses	(1,733)	327
Provision for amortization of goodwill	-	454
Compensation in shares	4,323	5,873
Minoritary interest	786	3,743

	348,431	344,841

(Increase) decrease in assets
Accounts receivable	184,236	100,065
Inventories	(326,754)	42,280
Recoverable Taxes	(24,059)	30,240
Other assets	(65,431)	(56,953)
Related parties	8,928	1,278
Judicial deposits	(16,916)	(92,809)

	(239,996)	24,101

Increase (decrease) in liabilities
Suppliers	(194,081)	(437,286)
Payroll and related charges	(44,089)	(4,093)
Income and Social contribution taxes payable	(38,205)	(37,111)
Other accounts payable	(32,833)	72,645

	(309,208)	(405,845)

Net cash flow generated (used) in operating activities	(200,773)	(36,903)

	March 31st

	2009	2008

Net cash from investing activities
Acquisition of property and equipment	(76,414)	(117,546)
Increase in intangible assets	(20,963)	(10)
Sales of property and equipment	66	-

Net cash flow generated (used) in investing activities	(97,311)	(117,556)

Cash flow from financing activities
Capital Increase	(10,909)	7,563
Increase of minority interest
Financing
Funding and Refinancing	13,317	644,458
Payments	(38,505)	(299,694)
Payment of Intereset	(59,212)	(49,039)

Payment of dividends
Net cash flow generated (used) in financing activities	(95,309)	303,288

Cash, banks and marketable securities at beginning of the period	1,625,612	1,064,132
Cash, banks and marketable securities at end of the period	1,232,219	1,212,961

Changes in cash and cash equivalents	393,393	(148,829)

Gross Sales per Format (R$ thousand)

1st Quarter	2009	%	2008	%	Chg.(%)

Pão de Açúcar (a)	976,579	18.6%	950,398	19.0%	2.8%
Extra*	2,646,573	50.0%	2,532,298	50.8%	4.5%
CompreBem (b)	678,508	12.8%	768,738	15.4%	-11.7%
Extra Eletro	96,895	1.8%	85,345	1.7%	13.5%
Sendas**	451,943	8.5%	346,791	6.9%	30.3%
Assai	440,818	8.3%	307,278	6.2%	43.5%

Grupo Pão de Açúcar	5,291,316	100.0%	4,990,848	100.0%	6.0%

Net Sales per Format (R$ thousand)

1st Quarter	2009	%	2008	%	Chg.(%)

Pão de Açúcar (a)	863,537	18.6%	805,343	19.0%	7.2%
Extra*	2,299,452	49.5%	2,142,163	50.5%	7.3%
CompreBem (b)	608,547	13.1%	658,259	15.5%	-7.6%
Extra Eletro	76,711	1.7%	67,684	1.6%	13.3%
Sendas**	400,786	8.6%	306,714	7.2%	30.7%
Assai	392,411	8.5%	263,927	6.2%	48.7%

Grupo Pão de Açúcar	4,641,444	100.0%	4,244,090	100.0%	9.4%

* Include Extra Fácil and Extra Perto sales
** Sendas stores which are part of Sendas Distribuidora S/A
(a) As of the 3Q08, 6 CompreBem stores in Pernambuco were transfered from Pão de Açúcar to CompreBem management
(b) As of the 3Q08, 14 ABC CompreBem stores were transfered from CompreBem to Sendas management

Sales Breakdown (% of Net Sales)

	2009	2008

	1st Quarter	1st Quarter

Cash	50.0%	50.6%
Credit Card	40.0%	40.1%
Food Voucher	8.7%	7.6%
Credit	1.3%	1.7%
Post-dated Checks	1.1%	1.2%
Installment Sales	0.2%	0.5%

Stores per Format

	Pão de		Extra-			Extra	Extra		Grupo Pão	Sales	Number of
	Açúcar	Extra	Eletro	CompreBem	Sendas	Perto	Fácil	Assai	de Açúcar	Area (m2)	Employees

12/31/2008	145	102	47	165	73	5	32	28	597	1,360,706	70,656

Opened							5		5
Closed	(1)					(1)			(2)
Converted									-

03/31/2009	144	102	47	165	73	4	37	28	600	1,359,347	69,034

1Q09 Results Conference Call
Wednesday, May 13, 2009

Conference Call in Portuguese with simultaneous translation into English:
11:00 a.m. – Brasília time | 10:00 a.m. – New York time
Dial-in: +1 (646) 843-6054
Code: Pão de Açúcar

A live webcast is available on the Company’s website: www.gpari.com.br. The replay can be accessed after the end of the Call by dialing +55 (11) 2188-0188; Code: Pão de Açúcar.

Grupo Pão de Açúcar	MZ Consult

Daniela Sabbag	Tereza Kaneta
Investor Relations Officer	Phone: +55 (11) 3529-3754
Phone: +55 (11) 3886 0421 Fax: +55 (11) 3884 2677	E-mail: mz.gpa@mz-ir.com
Email: gpa.ri@grupopaodeacucar.com.br

Website: http://www.gpari.com.br/eng

Statements contained in this release relating to the business outlook of the Company, projections of operating and financial results and relating to the growth potential of the Company, constitute mere forecasts and were based on the expectations of Management in relation to the future of the Company. These expectations are highly dependent on changes in the market, on Brazil’s general economic performance, on the industry and on international markets, and are therefore subject to change.

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: May 12, 2009	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Administrative Director
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.